LIBERTY
INTERNATIONAL

April 29, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

09046155

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Annual Financial Report".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Simon Maynard at +44 (0) 20 7960 1236.

Yours faithfully,

Susan Folger
Company Secretary
Fax : +44 (0) 20 7887 0001

29 April 2009

Liberty International PLC (the "Company")

ANNUAL FINANCIAL REPORT

Liberty International PLC has today published its Annual Report for the year ended 31 December 2008 ("Annual Report"). The Annual Report is available for download at www.liberty-international.co.uk.

In addition, attention is drawn to the Company's interim management statement which was published on 27 April 2009.

Two copies of the Annual Report have been submitted to the Financial Services Authority, and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7066 8333

In accordance with DTR 6.3.5, the following information is extracted from the Annual Report and should be read in conjunction with Liberty International PLC's Preliminary Results for the year ended 31 December 2008 which were released on 26 February 2009. Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.

Chairman's statement

The following is the text of my statement, published with the Company's Preliminary Results on 26 February 2009:

"2008 has been a year that the UK property industry would like to forget, but no doubt its unremitting gloom will be long remembered. In the last quarter, an already uncertain market dropped further following the crisis in the banking sector. While Liberty International's high quality assets are resilient, with prime regional shopping centres amounting to 70 per cent of the total and retail property 85 per cent overall, we are not immune to market stresses.

One manifestation of these difficult conditions has been our share price, which dropped in the year, mostly in the last quarter, from 1077p to 478p and further since the year end to 328p on 25 February 2009.

The reduction in net asset value per share for the year from 1264p to 745p is, evidently, disappointing, though it reflects market conditions. In fact our assets are holding up relatively well – a tribute to their calibre and focal position in their communities. The results and activities for the year are set out in detail in the attached Operating and Financial Review.

Early steps

Some two years ago at the end of 2006, we raised over £300 million of equity by a share placing at 1350p per share to finance the rare opportunity to acquire a large block of prime Central London assets, the Covent Garden Estate.

During 2007, we disposed of some non-core properties, at very satisfactory prices, and brought an investment partner into 40 per cent of our MetroCentre interest, enabling us to finance the Earls Court and Olympia acquisition which holds great promise for the future.

In 2008, we have disposed of further non-core properties, cut back capital expenditure and, at a non-recurring expense, reduced our ongoing cost base.

Including a further £160 million currently exchanged or under offer, aggregate asset sales since the end of 2006 now exceed the £1 billion mark and have been an important component in managing our financial position.

Current measures

At the end of 2008, after the savage fall in property valuations, our debt to asset ratio, which has been around the 40 per cent mark for the last decade, increased to 58 per cent, higher than we would like but not unmanageable.

The primary focus of the Board has, perforce, shifted from growth to reinforcing the financial strength of the company. In the light of falling values and dislocation in the financing markets, we have concluded that additional measures are necessary including potential further asset sales and new capital raising.

Our predominately non-recourse debt structure, with over 90 per cent of our debt asset specific and non-recourse, provides a great deal of financial flexibility enabling the group to address issues on an asset by asset basis, with very limited cross-default exposure.

In terms of the residual corporate debt, we appreciate the support shown by our lending bankers who have since the year end agreed important changes to the terms of our £360 million corporate bank facilities, including extending overall maturity into 2011.

These changes are contingent on the group raising not less than £350 million of additional equity. Given current market conditions, the Board's intention would be to raise a greater sum through a combination of asset disposals and new capital.

Valuations

The dramatic fall in property values in 2008 has been of record proportions: the IPD monthly index of capital values has fallen 36 per cent since 30 June 2007 and the market has anticipated further falls.

In a business with a long time frame, investors and managers need to keep a sense of proportion. The valuations which we are required to obtain from third party professional valuers as at the date when we report our figures are only estimates of a possible sale price at a particular time. In a thin market they necessarily contain a greater than normal element of subjective judgement but also reflect general market sentiment, which in current circumstances may be expected to compound their negative aspects.

Real estate has an enduring character but one of its driving factors is the income yield. The current gap between property income yields and the return available on cash is unprecedentedly wide. This should attract investors back into the market when liquidity returns. We have always focused on quality and once conditions ameliorate we look forward to a strong recovery.

Going forward

Liberty International intends to continue to be the holder of prime assets; with a shopping centre management team that is regarded as a leader in its field (and in the past, much of our growth has come from active management and redevelopment); with a team of senior executives very experienced in dealing in volatile markets; and with special interest situations such as the Covent Garden Estate and the Earls Court and Olympia sites. The opportunities in our London estate bode well for the group. Much of the strength and potential is inherent in existing assets which contain numerous active management and development opportunities.

We aim to be well positioned to withstand the difficulties that may arise in the short term while maintaining Liberty International's prospects in the medium and longer term. Within the business, we shall continue to conserve resources, strengthen our balance sheet, exert a continuing downward control on costs and hold ourselves ready to benefit when the market recovers in due course. We believe retail and consequently prime retail property should be at the forefront of such recovery.

Dividends and dividend policy

Given financial market conditions and the debt contractionary environment, we believe it to be in shareholders' best interests to restrict the dividend for 2008 to the 16.5p interim dividend already paid which exceeds the expected minimum required under UK REIT legislation of 12.8p per share, an amount well below the 29.0p adjusted earnings for the year because of capital allowances from our development programme and capitalised interest. This decision has been a particularly difficult one as we have had a long track record of steady dividend growth from 4.5p per share in 1985 to 34.1p per share in 2007.

In respect of 2009, the Board would also seek to maintain, subject to available resources, the intended dividend for 2009 at the level of 16.5p per share or the minimum PID requirement if greater. This decision, as well as the dividend policy for future years, will be kept under review.

Executive remuneration

In respect of the financial year 2008, the executive directors have declined any bonus other than (in two cases) the amount to which the company was already committed as part of joining arrangements. Also, except for one contractual entitlement, no salary increases have been requested by or granted to executive directors.

To ensure the company benefits from appropriately motivated executives, we intend to grant some options to executive directors and other senior staff in due course. Such options will not be exercisable unless suitable performance conditions are met, and then only after at least three years.

Prospects

Perception and its travelling companion, momentum, are always the drivers of sentiment, but these things turn. We believe we have been taking and will continue to take important steps to position the company to benefit from a recovery in economic and market conditions.

I must end by thanking my fellow directors and our very busy and committed staff for their continuing support and their enthusiasm as they go about the company's business."

Since the end of February 2009, the Company has made significant progress on a number of fronts. We have improved CSC's overall occupancy rate, despite further retailer failures in the first quarter of 2009, at some cost in terms of rental

levels achieved on re-lettings but many, deliberately, on a short-term basis; we have achieved further disposals of non-core assets in excess of £200 million, of which net £150 million has been realised in cash in the year to date; we have increased cash and committed facilities to £313 million at 31 March 2009 (31 December 2008 – £291 million) while expenditure in the period has reduced capital commitments on property developments from £238 million to £195 million and we have launched a firm placing and placing and open offer to raise equity capital, as set out in the separate announcements issued on 27 and 28 April 2009.

Greater detail on all of these aspects, and on current trading, is set out in a first quarter Interim Management Statement issued on 27 April 2009.

We remain cautious about the economic outlook generally, but confident on the strengths and skills of our core operations, opportunities for which are already apparent.

Patrick Burgess
Chairman
28 April 2009

I) Management Report

The Preliminary Results contained a fair review of the Company's business, however the following extract from the Annual Report sets out part of that review updated to reflect material events since the date of the Preliminary Results and to include certain additional disclosures:

Operating Review
The outcome for 2008 should be considered in the context of the markedly more adverse UK financial and economic background. The results are dominated by the £2,051 million deficit on revaluation of investment properties, an overall reduction of 22.5 per cent, with £969 million, an 11.8 per cent reduction, recorded in the last quarter of the year. This revaluation result has driven the fall in net assets per share (adjusted, diluted) from 1264p to 745p.

Underlying profit before valuation items reduced from £127.7 million (36.0p per share) to £103.3 million (29.0p per share). Two main factors caused the reduction, an £11.8 million fall (4.3 per cent) in like-for-like income from Capital Shopping Centres ("CSC") mostly through tenants going into administration and £11.6 million of one-off internal reorganisation expenses.

Total investment properties have reduced from £8.7 billion to £7.1 billion. An important measure of our financial position, the debt to assets ratio, which has been around and mostly just below the 40 per cent mark for the last decade, increased substantially to 58 per cent.

Full details of the financial results for the year and comments on the group's financial position are contained in the accompanying Financial review. Additional commentary on the group's performance in 2008 is provided in the 2008 Annual Results presentation, available for download from www.liberty-international.co.uk.

External background
External factors which had begun to impact on the group in the second half of 2007 became substantially more negative in 2008, particularly in the last quarter:

• The availability of credit for UK property companies dwindled rapidly following turmoil in the banking sector, with credit spreads rising markedly.
• Market values for UK commercial property fell steeply with the benchmark IPD monthly index indicating a 27 per cent reduction in capital values in 2008 (15 per cent in the last quarter).
• The UK economy moved into technical recession with the third quarter showing a 0.6 per cent fall in GDP and the final quarter a 1.5 per cent fall.
• Consumer confidence indices fell to record low levels driven by fears of rising unemployment.
• Retail tenant failures increased during 2008, most notably in December 2008, and in early 2009.

Our response
We have responded to the changing environment in a number of ways, in particular:

• Prioritising cash management and capital structure for example through the revised dividend policy announced with these results, and around the year end, the early conversion into ordinary shares of £19 million of convertible bonds, with a further conversion of £13 million since the year end.

• Reducing capital expenditure and deferring projects other than where already committed, for example putting the Westgate, Oxford shopping centre redevelopment on hold.

• Reducing administrative expenses, particularly by lowering headcount especially in the development area. In order to achieve these reductions, some additional costs have been incurred in 2008, with the benefits to emerge in 2009 and beyond. We are targeting a reduction in administrative expenses for 2009 to £45 million, including the operational expenses of the Earls Court & Olympia exhibition business, compared with £63 million in 2008.

- Continuing our programme of disposals of non-core assets, a further £200 million of assets were sold in 2008 at a small deficit of £6 million to book value at the end of 2007. This follows £340 million of asset sales in 2007 at £37 million above 2006 year end book values and in early 2007 we achieved a 40 per cent reduction in CSC's interest in MetroCentre, Gateshead, which valued the 40 per cent property interest at £426 million. MetroCentre is still fully consolidated because of the group's residual 60 per cent interest and exercise of control. Additionally, we have a further £203 million of sales, including CMBS investments, concluded, exchanged or under offer.

- Refining our strategic focus in recognition of the reduced availability of long-term finance. We view the UK regional shopping centre business of Capital Shopping Centres ("CSC") and the Central London activities of Capital & Counties, particularly Covent Garden and Earls Court, as the key components for the future long-term success of the business.

- Engaging with our corporate lending bankers to stabilise the financial position of the company by amending key lending conditions, thereby reducing the risks of any covenant breach.

Property valuations

The extent to which commercial property valuations have been under pressure from the severe restriction on credit availability and the reduced appetite for risk has been well documented. The end of June 2007 marked the turning point and 2008, especially the last quarter, saw a fall of record proportions.

In this difficult environment where absolute returns have been extremely unattractive, one consolation is that we have at least significantly outperformed the benchmark IPD monthly index with our Central London and USA assets in particular demonstrating notable resilience:

	Three months ended 31 December 2008	Year ended 31 December 2008	Eighteen months ended 31 December 2008
UK regional shopping centres	–13.8%	–25.4%	–30.2%
UK non-shopping centre properties	–7.2%	–16.1%	–19.0%
USA	–7.1%	–9.1%	–6.6%
Total group	–11.8%	–22.5%	–27.2%
IPD monthly index (all property)	–15.3%	–27.1%	–35.6%

In 2008, the direction of interest rates and property yields diverged markedly. Especially in the last quarter of the year, interest rates moved rapidly downwards, with the 10-year interest rate swap declining in the year from 5 per cent to 3.45 per cent, while property yields moved sharply upwards. The change in valuation yields in respect of our UK assets was as follows:

	Nominal equivalent yield (per cent)			
	31 December 2008	30 September 2008	31 December 2007	30 June 2007
UK regional shopping centres	**6.67**	5.86	5.08	4.77
UK non-shopping centre properties	**5.84**	5.42	5.09	4.95

Estimated rental values ("ERV") used by the valuers held up well in 2008, with the ERV of CSC's regional shopping centres contributing a positive 1.2 per cent to the valuation outcome for the year. We expect ERV to come under pressure in 2009 reflecting the more difficult retail trading and letting market conditions.

We commissioned our external valuers to perform property valuations at 31 March 2009 for the purpose of the capital raising. The results of the valuations indicate that the underlying like-for-like reduction in the market value of investment and development properties since 31 December 2008 amounted to 8.0 per cent for CSC's completed UK regional shopping centres and 8.5 per cent overall (deficit £0.6billion). Despite the further reduction in valuation, the group's portfolio continues to outperform the benchmark IPD monthly index which fell by 8.9 per cent in the first quarter of 2009 (retail property – minus 9.6 per cent).

Shopping centre development valuations suffered particularly severely as the full impact of higher yields, anticipated longer letting periods and lower overall rental income was absorbed into the site value or carrying value of the partially completed projects. St David's 2, Cardiff incurred a revaluation deficit of £125 million, reducing the carrying value of the development to £90 million. Westgate, Oxford incurred a £39 million deficit largely as a result of abortive costs as we put the development project on hold, with the centre in its present state valued at £65 million.

It is widely anticipated that there will be further reductions in UK commercial property capital values in 2009, reflected by the discount to reported historical net asset values at which the share prices of UK-listed real estate companies currently trade, and the current pricing of derivative contracts linked to the forward performance of the IPD Index.

Capital Shopping Centres
(Market value of assets £5,010 million, 70 per cent of group total)

CSC is the market leader in prime UK regional shopping centres and has always focused on retail assets of the highest quality, with our ownership including nine of the UK's top 30 regional shopping centres. The benefit of this approach becomes most obvious in more difficult periods, with occupancy at high levels as described below and our assets performing well operationally compared with retail assets of lower quality.

CSC's prime regional centres aim to provide variety, diversity and volume of shops in a single location containing the most attractive flagship and department stores, offering the best services and providing a safe, stress-free and rewarding experience.

Our retailer tenant mix is diverse. The top 20 tenants account for 38 per cent of CSC's rent roll with the top 3 (Arcadia, Boots and Next) accounting for 11 per cent. National or international multiple retailers represent over 90 per cent of the rent roll.

The winning retailer formats in 2008 were value brands and trusted names with a strong complementary online presence. 2008 saw the disappearance of several high street names such as Woolworths, The Pier and Zavvi together with a number of smaller and independent retailers.

Key indicators of performance were as follows:

• Estimated footfall at CSC's centres in 2008 has shown considerable resilience, with our 12 completed centres recording an increase to 229 million customer visits compared with 225 million the previous year. Encouragingly, the last nine weeks of 2008 showed stronger growth than the year as a whole and growth has continued with increased footfall year-on-year to date in 2009.

• Retail sales year-on-year in 2008 excluding food according to national statistics (ONS) were positive for the year as a whole at 0.9 per cent growth, although the second half saw a slowdown. Based on the figures we receive from tenants at CSC's centres, trading at our centres in 2008 is estimated to have generally reflected the national trend, excluding those centres affected by new development.

• Occupancy levels at year end remained high at 98.7 per cent. However the final quarter in particular saw a number of additional retailer failures, 15 of which affected CSC's portfolio involving 59 units out of CSC's 2028 units in aggregate (nine months to 30 September 2008 – 31 tenants, 78 units).

The impact of these tenant failures in terms of bad debt and lease incentive write-offs within CSC's like-for-like rental income has been as follows:

	Year ended 31 December 2008 £m	**Nine months ended 30 September 2008 £m**	Year ended 31 December 2007 £m
Bad and doubtful debts	**(8.2)**	**(7.2)**	(4.7)
Lease incentive write-offs	**(9.3)**	**(3.0)**	–
	(17.5)	**(10.2)**	(4.7)

The resultant reduced occupancy level, adjusted for units affected by administrations still to be relet, was 93.6 per cent at 31 December 2008 (compared with 97.9 per cent at 30 September 2008).

The continued health of our retail tenant base is of overriding importance to our long-term success. We are dealing proactively with tenant issues which have emerged in 2008 and will undoubtedly continue to be a factor in 2009 given difficult trading conditions for retailers.

• Letting activity has been a focus of 2008 as we managed for occupancy in order to underpin the attractiveness of our shopping centres. We have made 244 tenancy changes in the year to 31 December 2008, involving £19.1 million of new annual passing rent, with over 60 per cent of the income generated related to long-term lettings which produced additional annual rental income of £4.1 million per annum. These tenancy changes in the year included 94 long-term lettings, 76 short-term lettings, 55 lettings by our commercialisation business, CSC Enterprises, and 19 turnoveronly transactions.

Short-term lettings have generally been agreed below previous rental levels, but are an important part of the overall strategy to manage for occupancy maintaining attractiveness of the centres and minimising exposure to void costs.

• Rent review settlements have continued to be agreed in line with our expectations, with 15 per cent of CSC's income due for rent review during 2008 primarily at Cribbs Causeway.

In 2009, 18 per cent of CSC's rental income is due for review, primarily the second cycle of rent reviews at Braehead, Renfrew, Glasgow, falling in September.

During 2010 and 2011, 56 per cent of income is due for review split equally at 28 per cent each year. In 2010, the first cycle of rent reviews at Norwich falls due together with the fourth cycle at Lakeside. Rent review strategies for regional shopping centres are commenced well in advance of the rent review date.

• CSC's lease expiry profile is robust with only 2 and 3 per cent of rent expiring in 2009 and 2010 respectively. The first major round of lease expiries is at MetroCentre in 2011 which management are already addressing pro-actively.

• Our focus on improvements to customer service and amenities has continued. During 2008 new centre websites were completed and a mystery shopper programme introduced together with benchmarking of our centre management operations.

• Asset and centre management initiatives are ongoing at our completed centres to continually respond to both our retailer and shopper aspirations. We have numerous value adding development opportunities which can be undertaken when market conditions are appropriate.

Notable active management initiatives in 2008 have been as follows:

– Upgrade of the leisure and dining facilities in the Yellow and Blue Quadrants at MetroCentre, Gateshead
– A new 36,000 sq. ft. flagship store for New Look at Braehead, Renfrew, Glasgow and intended relocation of Sainsbury's to the adjoining retail park
– Retail park refurbishment and food court remodelling at Cribbs Causeway
– Completion of two projects at Eldon Square, Newcastle with the third and largest project, Eldon Square South, due to complete in Spring 2010, increasing the overall size of the centre to 1.3 million sq. ft.
– Remodelling of Bromley High Street units to provide 50,600 sq. ft. of new space at The Glades.

• CSC's largest development project, St David's, Cardiff, a joint venture with Land Securities, is on programme to complete in Autumn this year. The project will extend the existing St David's Centre by 967,500 sq. ft. to 1.4 million sq. ft overall. Overall around 125 new shops and restaurants are being developed which, when added to the existing centre, will enlarge St David's into one of the UK's largest city centre retail schemes.

We are confident of the future prospects for the enlarged St David's Centre with the existing centre already attracting 22 million customer visits each year.

Cardiff is expected to rise to eighth place in the UK retail rankings on completion of the St David's development which has already attracted several new retailers to Wales.

The new library was handed over to Cardiff Council on schedule in December and John Lewis is currently fitting out its store. Cardiff will be its largest store outside London.

57 per cent of the area and 47 per cent of anticipated rental income is currently either exchanged or in solicitors' hands.

In 2008 a significant number of new shopping centres opened during the year adding over 10 million sq. ft. of retail space, generally well let. In 2009, only a small number of large retail schemes are due to open including St David's Cardiff. Following this, supply will be curtailed sharply, as the current economic environment has halted many projects in the pipeline.

However, we anticipate the letting market to continue to be challenging in 2009 as retailers approach expansion with caution.

Schedule 4 sets out details of asset management initiatives at CSC's individual completed regional shopping centres, together with data on operating performance, CSC's major developments and CSC's rent review and lease expiry profile.

Capital & Counties
(£2.1 billion of investment properties, 30 per cent of group total, and £129 million of investments)

Capital & Counties is principally engaged in non-shopping centre investments focused on Central London. It also manages the development and international activities of Liberty International and Capital Shopping Centres. Capital & Counties is arranged into large business units comprising Capco London (£1,434 million), Capco International (£580 million) and Capco Opportunities (£218 million).

In a challenging environment, we made firm progress across our business units.

The strong performance on a relative basis validates the strategy of focusing on prime assets and disposal of non-core properties. Conditions will remain difficult in the immediate future but we believe that the steps taken over the last two years to realign Capital & Counties will enable the business to outperform the general market and once conditions stabilise each business unit has a defined objective and a promising future.

Disposals of non-core assets in 2008 of £202 million resulted in a small deficit of £6 million to end 2007 market values.

• Capco London
(£1,434 million investment properties, 20 per cent of group total)

Capco Covent Garden
(£590 million investment properties, 8 per cent of group total)

Our enhancement strategy has gained support from key stakeholders and our vision to position Covent Garden as a world class district has been welcomed by target retail brands.

Tenant engineering has commenced in earnest and we expect to welcome high quality retailers into the established mix. In 2008 we introduced eight new retailers to the estate. Selective enhancement and refurbishment work commenced with planning applications made, most notably for Bedford Chambers which is contracted to a major global retailer.

Marketing and rebranding drove visitor numbers of approximately 43 million with average dwell time of 2.75 hours.

At the year end, portfolio occupancy was strong at 97 per cent by rental value and the capital value of the estate held up relatively well, recording a 15.4 per cent revaluation deficit.

Great Capital Partnership (GCP)
(£275 million investment properties, 4 per cent of group total)

GCP undertook a major property swap with the Crown Estate in 2008 involving 580,000 sq. ft. of space in Central London with an aggregate value as at 31 December 2007 of £358 million. In addition, the partnership made four acquisitions, our share amounting to £9 million. Capital values reduced by 20.2 per cent during the year. Although headline rents in the West End will undoubtedly come under pressure, the GCP portfolio with an average rent of £36 psf is considered reversionary and its strategic focus on prime properties with added value potential should prove beneficial. At 31 December 2008 portfolio occupancy was 86 per cent by rental value with 6 per cent under refurbishment.

Earls Court & Olympia
(£569 million investment properties, 8 per cent of group total)

The underlying exhibition business, EC&O Venues, performed very soundly in 2008 with turnover increased from £61.0 million to £62.2 million and EBITDA before exceptional items increased from £16.2 million to £20.4 million.

We have made good progress with our longer term plans and are in the process of documenting a vision agreement with adjacent landowners for a major integrated mixed use development around Earls Court.

During the second half of 2008, we acquired a 50 per cent interest in the Empress State building for a cash consideration of £33.1 million. The total value of our interest in the new partnership was £113 million, with the balance being funded by an asset-specific, non-recourse loan. As required by IAS 27 "Consolidated and Separate Financial Statements", this acquisition has been fully consolidated with the 50 per cent third party share adjusted through minority interest. This 470,000 sq. ft. 30 storey building is strategic to our plans at Earls Court and benefits from an index-linked lease with 11 years remaining to a government tenant, the Metropolitan Police.

In valuation terms, the Earls Court investment performed creditably with a 10.4 per cent reduction in capital value.

• *International – USA*
(£486 million investment properties, 7 per cent of group total)

Our portfolio in California remained robust in terms of both income and value. Net property income for the year remained stable with a small reduction in like-for-like income of 1.3 per cent. As at 31 December 2008, the occupancy level was 94 per cent.

Turnover at our retail properties in Q4 was slightly weaker than in previous years with the retail and office leasing markets softening in line with the fall in economic activity. Overall the number of tenant failures was relatively small with four tenants occupying 11,000 sq. ft. (0.5 per cent of the portfolio) going into administration. 3,800 sq. ft. of this retail space was relet in December.

The Serramonte Centre continues to trade well with net rental income ahead of budget at $14.7 million. With the introduction of a visitor counting system at the end of 2007, we are able to report customer numbers for the first time this year of 8.9 million.

An aggressive programme of cost saving initiatives was initiated in the second half of the year, for example the development division was disbanded. This should reduce 2009 operating overheads substantially compared with 2008.

• *International – other*
(Investments of £95 million)
In China our relationship is developing well with Harvest Capital and China Resources. Our first co-investment in Harvest Capital's fund CR1 is showing a surplus. In India, our joint venture Prozone Liberty, in which we have a 25 per cent interest, is working on four major shopping centre projects with the first in Aurangabad due for completion in 2010.

Capco Opportunities
(Investment properties of £163 million, 3 per cent of group total, and investments of £35 million)

We continue to sell the remaining legacy assets with a reduction in investment properties in the year from £374 million to £163 million and net rental income reduced from £18.7 million to £11.3 million.

Dividends
Liberty International became a UK Real Estate Investment Trust ("REIT") on 1 January 2007. Under UK REIT regulations, the group is required to distribute a minimum Property Income Distribution ("PID") amounting to not less than 90 per cent of the taxable profits of its UK property rental business.

As a result of capital allowances and capitalised interest relating to the group's development activities, the required minimum PID is substantially less than reported underlying earnings. In respect of 2008, the group will restrict the dividend to the 18.5p per share interim dividend already paid which exceeds the expected minimum PID requirement for 2008 of 12.8p per share.

In the light of prevailing market conditions where cash conservation and debt reduction are a priority, the Board believes it to be in the best interests of shareholders not to pay a final dividend in respect of the 2008 financial year as the required minimum PID requirement has already been met.

The Board would also seek to maintain, subject to available resources, the intended dividend for 2009, at the level of 18.5p per share or the minimum PID requirement if greater. The dividend policy for future years will be kept under review.

Interim management statements
Since becoming a REIT in January 2007, Liberty International has provided full quarterly reports with property valuations. Feedback from market participants has however indicated a preference for interim management statements rather than full quarterly reports for the first and third quarters and we have concluded that the additional detail in the full quarterly reports relative to the information available from an interim management statement does not justify the extra time, effort and expense in their preparation and analysis.

Therefore, with effect from the first quarter of 2009, we intend to publish interim management statements rather than full quarterly reports for the first and third quarters of the year. Full reports with property valuations will be prepared at the half year and year end.

Extraordinary General Meeting
Due almost entirely as a result of the downward revaluation of the Group's properties, these financial statements indicate that the borrowing limit in the Articles of Association of 1.5 times adjusted capital and reserves has been exceeded. Furthermore, the uncertain environment for market valuations of property is likely to cause the borrowing limit to remain exceeded in the near term. At an Extraordinary General Meeting held on 1 April 2009, shareholders approved a resolution to suspend the borrowing limit until the company's AGM in 2011 and to reinstate the limit thereafter at two times adjusted capital and reserves, subject to review at the time of the 2011 AGM.

Corporate responsibility
Our corporate responsibility policies, covering a wide range of environmental and community engagement initiatives, are directly tied to the needs of the business.

We aim to manage and minimise our impact on the environment. We are delighted that, for the first time, 2008 saw a greater volume (42 per cent) of waste generated by our shopping centres being recycled as opposed to being sent to landfill (37 per cent).

We also recorded a 7 per cent reduction in our carbon footprint across CSC managed shopping centres. As long-term investors, it is vital that despite tougher economic conditions we continue to engage fully with the communities who sustain and support our business. In general, we focus on supporting youth, education and the prevention of crime in the neighbourhoods surrounding our assets.

In 2008, centre management teams contributed over 4,500 hours to community related projects. As an example, The Breakthrough Apprenticeships Initiative based at The Victoria Centre, Nottingham, working with the charity Catch22, has seen 19 young people from troubled local communities taking their first steps onto the employment ladder. Carefully developed programmes such as this are important as our prime shopping centres and other major assets are focal points of the wider community.

Regional shopping centres have an enormous economic multiplier effect across their community. For example, we estimate some 50,000 people are employed at our shopping centres. The development of the St David's Shopping Centre in Cardiff is currently providing employment for some 1,300 people, many local to the area.

The strength of our commitment is demonstrated by inclusion in a number of social reporting indices including FTSE4Good, Business in the Community Top 100 Companies, and the Johannesburg Stock Exchange SRI Index.

Additional information on our commitment to Corporate Responsibility is contained in the Corporate Responsibility summary of the Annual Report. Our full Corporate Responsibility Report 2008 is at www.liberty-international.co.uk/cr.

Employees

Our employees are central to the success of our business and the delivery of a high quality service for our shoppers and occupiers. We have a comprehensive set of policies that embody our approach to our employees and establish the framework for the high standards of behaviour and values that we expect. Further information on our employees is contained in the annual report and in the Corporate Responsibility Report 2008 which is available at www.liberty-international.co.uk. The website also carries current corporate and staff policies.

Contractual arrangements

Various companies within the Liberty International group have contractual arrangements with a large number of third parties including tenants, joint venture partners, service providers and construction companies. The Directors do not consider that disclosure of the terms of any particular contractual arrangement is necessary to provide an understanding of the development, performance or position of the group's business.

Key risks and uncertainties

As described in the Corporate Governance Report in the Annual Report, the Board has established a system for identifying, evaluating and managing the key risks facing the group. A summary of these key risks and uncertainties is given and additional commentary on the principal financial risks is provided in the Financial Review.

Key performance indicators

The performance of the business is monitored through a number of Key Performance Indicators (KPI's) including both financial and non-financial measures. These are included in the appropriate section of these financial statements with commentary discussing performance. Certain KPI's can be found in the Highlights section in the Annual Report. This Operating review contains details of our property portfolio and operational performance and the Financial review in the Annual Report contains a variety of financial KPI's.

Prospects

2009 will undoubtedly be a further difficult year for the UK economy and the property industry.

However, a combination of important factors which should be positive for a recovery are in place but have yet to take effect. In particular, the fall in sterling, lower prices for fuel and commodities, and Government-induced measures such as lower interest rates, the recapitalisation of the banking sector and the reduction in VAT from 17.5 per cent to 15 per cent should in aggregate be beneficial.

Furthermore, while the retail failures in 2008 and early 2009 will have a negative impact on our net rental income for 2009, the process of eliminating less successful retailers which accelerates when market conditions are more difficult is ultimately a healthy one. The remaining retailers should benefit from reduced competition and in due course along with new entrants to the sector will look to expand to fill the available space, particularly in quality locations such as we possess. We anticipate that retail is likely to be at the forefront of economic recovery in the UK and, given the key advantage of our close working relationship with the UK's major retailers, Liberty International should be an early beneficiary.

Positives for Liberty International are:

• The quality of our underlying assets including:

– 14 prime UK regional shopping centres with nine of the top 30 in the UK, including four of the eight out-of-town regional centres in the UK: Lakeside, Thurrock; MetroCentre, Gateshead; Cribbs Causeway, Bristol; and Braehead, Renfrew, Glasgow.
– The Covent Garden Estate where we have consolidated a substantial block in the heart of London's West End, with good prospects for the tourist component of the customer base as sterling weakness increases London's attraction to overseas visitors.
– Earls Court & Olympia, a sound operational business with major medium to long-term development prospects from the Earls Court site.

• A predominately non-recourse debt structure with over 90 per cent of the group's debt being asset specific and non-recourse with no major debt refinancings until the Lakeside CMBS in 2011.

• A sharp reduction in the retail supply pipeline in the UK, with projects which have not already started unlikely to be open for some years, given the timescales involved in bringing major shopping centre projects to fruition. The prime quality, scarcity value and strong competitive position of our UK regional shopping centre assets is therefore unlikely to be substantially further challenged for a sustained period, which bodes well for the long-term performance of our assets and their recovery potential when conditions improve.

• The modest size in relation to the company as a whole and high quality of our development programme, in particular the St David's Cardiff development at the heart of one of the UK's major cities which has excellent long-term prospects notwithstanding the near-term letting challenges.

• Limited exposure to the more difficult retail sectors in the UK, namely bulky goods, big ticket items and the household goods sector.

• Occupancy levels at our regional shopping centres which, while lower than we may have been accustomed to in recent years, are likely to significantly exceed levels at more secondary assets, thereby increasing the relative attraction of our centres.

• Increased footfall at our centres to date in 2009 compared with 2008 indicating stronger performance from prime centres compared with secondary assets in these more difficult conditions.

• Limited lease expiries in 2009 and 2010 with most of our rental income for these two years contractually committed.

• Asset values now stated at substantially more defensive levels following the falls in the second half of 2007 and in 2008.

• A committed management team who have experienced previous recessionary cycles.

• Ample opportunities within our existing assets for active management and development projects when market and financial conditions permit.

Important objectives for 2009 include:

• To maintain occupancy levels at our existing assets and secure development lettings in a difficult letting market where, until a measure of confidence returns to financial markets and the general UK economy, further retailer failures must be anticipated.

• To conserve cash resources and strengthen the financial position of the company in the face of possible further falls in asset values, while progressing active management and development initiatives for launch when market conditions are more suitable.

• To position the group for market recovery in due course with retail, and thereby prime retail property, likely in our view to be at the forefront of such recovery.

In furtherance of these objectives, the group announced on 28 April 2009 a Capital Raising of £592 million net of estimated expenses of £28 million through a Firm Placing and Placing and Open Offer which will improve the Group's debt to assets and interest cover ratios, augment the Group's cash resources, extend its debt maturity profile and increase the Group's financial flexibility. The proceeds from the Capital Raising will immediately reduce the Group's overall net debt position.

Directors' responsibility statement

We confirm to the best of our knowledge:

(a) the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

(b) the Chairman's statement, the Operating review, the Financial review, the Key risks and uncertainties and the Directors' report include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board on
28 April 2009

David Fischel
Chief Executive

Ian Durant
Finance Director

II) Key Risks and Uncertainties

The key risks and uncertainties facing the group are as set out in the table below which is reproduced from the Annual Report:

Risk	Description	Impact	Mitigation
Financing			
Liquidity	Reduced availability	Insufficient funds to meet requirements	Efficient treasury management and strict credit control
Property values	Property values decrease	Impact on covenants	Regular monitoring of LTV; covenant headroom maintained; regular market valuations; focus on quality assets; regular portfolio reviews identifying properties for disposal.
Economic downturn	Reduction in rental income	Impact on covenants	Internal Group limits on debts to assets and interest rate ratios

Interest cover	Interest rates fluctuate	Lack of certainty over interest costs	Hedging to establish long-term certainty.
REIT	Breach REIT conditions	Tax penalty or be forced to leave the REIT regime	Regular monitoring of compliance and tolerances.
Joint Ventures	Reliance on JV partners' performance and reporting	Partners under perform or provide incorrect information	Agreements in place and regular contact with partners.
Asset Management			
Tenants	Tenant failure	Financial loss	Regular reporting and modelling of covenant cover; credit control.
Voids	Increased voids, failure to let developments	Financial loss	Policy of active tenant. mix management
Reputation			
Responsibility for visitors to shopping centres	Failure of Health & Safety	Impact on reputation or potential criminal/civil proceedings	Annual audits carried out by external consultants. Health & Safety policies in place
Disaster/National Security terrorist strike	Effect of natural disaster/ terrorist strike;	Impact on footfall and retailer income; adverse publicity	Security team training and procedures in shopping centres. Implementation of NATSCO recommendations. Security and Health & Safety policies and procedures in shopping centres/offices. Terrorist insurance is in place.
People/HR			
Staff	Key staff	Loss of key members of the management team could impact adversely on the Group's success	Succession Planning; performance evaluation; training and development; incentive reward
Developments			
Time	Planning	Securing planning consent	Policy of sustainable development and regeneration of for developments brownfield sites. Constructive dialogue with planning authorities.
Cost and letting risk	Construction cost overrun, low occupancy levels	Returns reduced by increased costs or delay in securing tenants.	Approval process based on detailed project costs; regular monitoring and forecasting of project costs and rental income; and fixed cost contracts.
Investment/Strategic risks			
Strategic	Diversification	Invest in new areas of property use and geographical location	Retaining and appointing experienced management teams/overseas representatives. Securing local partners to oversee investment but retaining a measure of influence.

III) Audited Financial Statements

The preliminary results contained a condensed set of financial statements for the year ended 31 December 2008, however additional note disclosures are contained below in unedited full text from the company's annual report

1 Accounting convention and basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Directors have taken advantage of the exemption offered by Section 230 of the Companies Act not to present a separate income statement for the parent company.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of properties, available-for-sale investments, financial assets and liabilities held for trading. A summary of the more important group accounting policies is set out below.

The group's business activities have been affected by the markedly more adverse UK financial and economic background. A description of the impact and the factors likely to affect the group's future development, performance and position are set out in the Chairman's statement and the Operating review. The financial position of the group, its cash flows, debt structure, borrowing facilities and principal financial risks are described in the Financial Review in the Annual Report. In addition note 27 to the financial statements in the Annual Report includes the group's financial risk management objectives; details of its financial instruments and hedging activities; its exposures to liquidity risk and details of its capital structure.

In response to the more negative economic background the group has re-negotiated its main corporate loan facility and announced an underwritten capital raising of £620 million, subject to shareholder approval at an Extraordinary General Meeting on 22 May 2009. As a consequence of these actions, the directors believe that the group is well placed to manage its business risks despite the current uncertain economic outlook.

The directors have therefore concluded, based on cash flow projections taking account of the factors listed above, that there is a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future and have therefore prepared the financial statements on a going concern basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Where such judgements are made they are included within the accounting policies below.

Standards and guidelines relevant to the group that were in issue at the date of approval of the financial statements but not yet effective for the current accounting period were: IFRS 3 (amendment), 'Business Combinations', effective for annual periods beginning on or after 1 July 2009.

IFRS 8, 'Operating Segments', effective for accounting periods beginning on or after 1 January 2009.

IAS 23 (Revised) 'Borrowing Costs', effective for accounting periods beginning on or after 1 January 2009.

IAS 27 (amendment), 'Consolidated and Separate Financial Statements', effective for accounting periods beginning on or after 1 January 2009.

IAS 39 (amendment), 'Financial Instruments: Recognition and Measurement', effective for accounting periods beginning on or after 1 January 2009.

These pronouncements, when applied, are not expected to have a material impact on the financial statements, but will result in changes to presentation or disclosure.

The assessment of new standards, amendments and interpretations issued but not effective, not included above are not anticipated to have a material impact on the financial statements.

During 2008, the following accounting standards and guidance were adopted by the group:

IAS 1 (amendment), 'Presentation of Financial Statements', effective for annual periods beginning on 1 January 2009, but adopted early.

IAS 16 (amendment) 'Property, Plant and Equipment', and IAS 40 (amendment) 'Investment Property' effective for annual periods beginning on 1 January 2009, but adopted early.

These pronouncements either had no impact on the financial statements or resulted in changes to presentation and disclosure only.

2 Segmental analysis

For management purposes the group is organised into operating divisions, of which the two largest are UK shopping centres and other commercial properties. Unallocated expenses are costs incurred centrally which are neither directly or reasonably attributable to individual segments.

(a) Business segments

2008	UK shopping centres £m	Other commercial properties £m	Exhibition £m	Other activities £m	Group total £m
Revenue	423.6	119.0	62.8	12.8	618.2
Rent receivable	338.8	98.8	62.8	–	500.4
Service charge income	57.8	13.8	–	–	71.6
Other rental income	21.1	1.6	–	12.7	35.4
	417.7	114.2	62.8	12.7	607.4
Rent payable	(23.5)	(0.8)	–	–	(24.3)
Service charge and other non-recoverable costs	(113.4)	(40.9)	(34.2)	(11.1)	(199.6)
Net rental income	280.8	72.5	28.6	1.6	383.5
Property trading profits	0.3	–	–	–	0.3
Other income	–	0.1	–	0.1	0.2
Deficit on revaluation and sale of investment and development property	(1,693.5)	(301.7)	(61.8)	–	(2,057.0)
Profit on sale of subsidiary	–	0.8	–	–	0.8
Write down of trading property	–	(5.8)	–	–	(5.8)
Impairment of goodwill	–	–	(8.4)	(26.6)	(35.0)
Segment result	(1,412.4)	(234.1)	(33.2)	1.7	(1,713.0)
Unallocated administration costs					(63.2)
Operating loss					(1,776.2)
Total assets*	5,149.9	1,918.8	381.0	81.2	7,530.9
Total liabilities*	(3,539.0)	(1,333.9)	(278.0)	(394.2)	(5,545.1)
Net assets/(liabilities)	1,610.9	584.9	103.0	(313.0)	1,985.8
Other segment items:					
Capital expenditure	208.0	326.4	31.6	–	566.0
Depreciation	–	0.3	–	–	0.3

* Total assets and total liabilities exclude loans between group companies.

2007	UK shopping centres £m	Other commercial properties £m	Exhibition £m	Other activities £m	Group total £m
Revenue	424.8	126.3	24.7	(1.2)	574.6
Rent receivable	334.8	98.8	24.7	–	458.3
Service charge income	57.6	9.3	–	–	66.9
Other rental income	19.3	2.2	–	–	21.5
	411.7	110.3	24.7	–	546.7
Rent payable	(22.3)	(3.1)	–	–	(25.4)
Service charge and other non-recoverable costs	(100.6)	(31.8)	(14.6)	–	(147.0)
Net rental income	288.8	75.4	10.1	–	374.3
Property trading profits	1.5	1.4	–	–	2.9
Other income/(expenses)	–	0.3	–	(1.2)	(0.9)
(Deficit)/gain on revaluation and sale of investment and development property	(284.5)	0.6	4.8	–	(279.1)
Segment result	5.8	77.7	14.9	(1.2)	97.2
Total assets	6,692.0	1,905.5	417.9	157.1	9,172.5
Total liabilities	(3,108.6)	(1,106.5)	(282.5)	34.0	(4,463.6)
Net assets	3,583.4	799.0	135.4	191.1	4,708.9
Other segment items:					
Capital expenditure	226.8	458.4	376.6	–	1,061.8
Depreciation	–	0.3	–	–	0.3

(b) Geographical segments	Revenue		Total assets		Capital expenditure	
	2008	2007	**2008**	2007	**2008**	2007
	£m	£m	**£m**	£m	**£m**	£m
United Kingdom	**571.8**	534.0	**7,009.4**	8,756.4	**559.8**	1,049.5
United States	**46.4**	40.6	**521.5**	416.1	**6.2**	12.3
	618.2	574.6	**7,530.9**	9,172.5	**566.0**	1,061.8

3 Business combinations

Empress State Limited Partnership

On 19 August 2008, the group acquired a 50 per cent interest in the Empress State Limited Partnership which owns and manages, through its general partner, the Empress State Building in West London. This 470,000 sq.ft., 30 storey building is strategic to the group's plans at Earls Court and benefits from an index linked lease to the Metropolitan Police with 11 years still remaining.

In accordance with IAS 27, 'Consolidated and Separate Financial Statements', this acquisition has been fully consolidated as the group holds an option to purchase the remaining 50 per cent partnership interest at any point until August 2009. As a consequence the group controls the business as it has the power to govern the financial and operating policies so as to obtain the benefits from its activities. The third party partnership share has therefore been accounted for through minority interest, which represents the portion of profit and loss and net assets which is not held by the group.

This business contributed net revenues of £4.7 million, and a net loss of £36.2 million after charging a deficit on revaluation of investment and development property of 21.2 million. Had the acquisition occurred on 1 January 2008 the group net revenue would have been £7.7 million higher and the group net loss would have been £14.9 million lower, after charging a deficit on revaluation of investment and development property of £5.9 million.

These amounts have been calculated by adjusting the results of the subsidiaries to reflect the group's accounting policies.

Purchase consideration:	£m
Cash paid	31.9
Non-recourse, asset specific loan	79.5
Rent apportionment	0.6
Direct costs relating to acquisition	1.2
Total purchase consideration	113.2
Fair value of assets acquired	(113.2)
Goodwill	–

The assets and liabilities arising from the acquisition are as follows:

	Total	
	Fair value £m	Acquiree's carrying value £m
Non-current assets		
Investment and development property	222.2	222.2
Net assets	222.2	222.2
Minority interests	(109.0)	
Net assets acquired	113.2	

4 Disposal of subsidiaries

Capital Enterprise Centres (Jersey) Limited

The group disposed of its 70 per cent interest in Capital Enterprise Centres (Jersey) Limited during the period for a consideration of £8.2 million in cash and loan notes. This gave rise to a £0.8 million profit on disposal. The net assets of Capital Enterprise Centres (Jersey) Limited at the date of disposal were as follows:

	Total	
	Carrying value £m	Fair value £m
Non-current assets		
Investment and development property	64.8	64.8
Plant and equipment	0.6	0.6
Trade and other receivables	3.0	3.0
Borrowings	(39.1)	(39.1)
Tax liabilities	(5.6)	(5.6)
Trade and other payables	(14.7)	(14.7)
Net assets	9.0	9.0
Minority interests	(2.7)	
Net assets disposed	6.3	
Other costs	1.1	
Profit on disposal	0.8	
Total consideration	8.2	
Satisfied by:		
Cash	5.0	
Loan notes *	3.2	
	8.2	

* Loan notes are interest bearing and repayable on 28 April 2011

5 Goodwill

	2008 £m	2007 £m
At 1 January	**26.6**	–
Additions	**8.4**	26.6
Impairment	**(35.0)**	–
At 31 December	**–**	26.6

Following an impairment test, required under IAS 36, the goodwill arising on the acquisition of the Covent Garden Restaurants group and the Earls Court & Olympia group has been written off in full. As a result, a charge of £35.0 million has been made to the income statement in the year; £26.6 million relates to the impairment of goodwill brought forward on 1 January 2008 and £8.4 million to acquisition costs and deferred consideration payments incurred in the current period being fully impaired. In respect of the Covent Garden Restaurants group, which was acquired for their investment properties, with the intention of a change in use, the impairment is due to an assessment of value in use with a negligible time value of money given the advanced state of the plans to reconfigure the buildings in which they are located. These plans are, however, subject to commercial agreement. The charge arising on the Earls Court & Olympia group has arisen due to the carrying value of the cash generating unit exceeding the recoverable amount (fair value) at 31 December 2008.

6 Finance costs

	2008 £m	2007 £m
Interest payable		
On bank overdrafts and loans	239.0	211.8
On convertible debt	4.4	6.9
On obligations under finance leases	5.4	5.7
Gross interest payable – recurring	248.8	224.4
Interest capitalised on developments	(18.5)	(15.1)
Total interest payable	230.3	209.3
Costs of termination of financial instruments	6.6	2.0
Profit on repurchase of CMBS notes	(13.1)	–
MetroCentre amortisation of compound financial instrument	2.0	–
Exceptional finance costs:		
– Payments on conversion of 3.95% convertible bond	3.6	–
– Issue costs written off on redemption of loans	–	1.3
Other finance (income)/costs	(0.9)	3.3

Interest is capitalised, before tax relief, on the basis of the average rate of interest paid of 6.25 per cent (2007 – 6.25 per cent) on the relevant debt, applied to the cost of developments during the year.

7 Taxation

Taxation (credit)/charge for the financial year

	2008 £m	2007 £m
Current UK corporation tax at 28.5% (2007 – 30%) on profits	0.7	6.0
Prior year items – UK corporation tax	(8.1)	(3.4)
	(7.4)	2.6
Overseas taxation (including £0.5 million (2007– £0.7 million) of prior year items)	0.9	0.1
Current tax on profits excluding exceptional items and property disposals	(6.5)	2.7
Deferred tax:		
On investment and development property	(25.5)	8.7
On derivative financial instruments	(59.5)	15.6
On other temporary differences	2.8	(0.5)
Deferred tax on profits excluding exceptional items and property disposals	(82.2)	23.8
Tax (credit)/charge excluding exceptional items and property disposals	(88.7)	26.5
REIT entry charge	3.6	3.9
Tax credit on exceptional items and property disposals	(0.5)	–
Total tax (credit)/charge	(85.6)	30.4

Factors affecting the tax (credit)/charge for the year

The tax assessed for the period is lower than the standard rate of corporation tax in the UK. The differences are explained below:

	2008 £m	2007 £m
Loss before tax	(2,662.1)	(124.8)
Loss on ordinary activities multiplied by the standard rate in the UK of 28.5% (2007 – 30%)	(758.7)	(37.4)
UK capital allowances not reversing on sale	(5.9)	(8.2)
Disposals of properties and investments	16.6	1.0
Prior year corporation tax items	(7.6)	(2.7)
Prior year deferred tax items	(0.4)	2.5
Expenses disallowed, net of capitalised interest	(3.4)	(3.2)
REIT exemption – corporation tax	(19.9)	(31.7)
REIT exemption – deferred tax	644.5	108.1
REIT exemption – entry charge	3.6	3.9
Utilisation of losses brought forward	(0.1)	(1.0)
Overseas taxation	(0.2)	0.8
Unprovided deferred tax	46.0	–
Reduction in tax rate following cut in corporate tax rate	(0.1)	(1.7)
Total tax (credit)/charge	(85.6)	30.4

Tax items that are taken directly to equity are shown in the Statement of Recognised Income and Expense.

8 Dividends

	2008 £m	2007 £m
Ordinary shares		
Prior period final dividend paid of 17.6p per share (2007 – 17.25p)	**63.5**	62.4
Interim dividend paid of 16.5p per share (2007 – 16.5p)	**59.5**	59.7
Dividends paid	**123.0**	122.1
Proposed dividend of nil per share (2007 – 17.6p)	–	63.6

9 Investment and development property

	Freehold £m	Leasehold over 50 years £m	Total £m
At 1 January 2007	4,699.4	3,487.7	8,187.1
Additions	424.9	636.9	1,061.8
Disposals	(157.4)	(146.0)	(303.4)
Foreign exchange fluctuations	(6.2)	–	(6.2)
Deficit on valuation	(155.4)	(161.1)	(316.5)
At 31 December 2007	4,805.3	3,817.5	8,622.8
Reclassification	(180.0)	180.0	–
Additions from acquisition and subsequent expenditure	101.4	242.3	343.7
Additions from acquisition of subsidiary companies	222.2	–	222.2
Transfers from trading properties	4.9	–	4.9
Disposal of subsidiaries	(45.3)	(19.5)	(64.8)
Other disposals	(98.5)	(42.5)	(141.0)
Foreign exchange fluctuations	137.7	–	137.7
Deficit on valuation	(945.9)	(1,105.2)	(2,051.1)
At 31 December 2008	**4,001.8**	**3,072.6**	**7,074.4**

	As at 31 December 2008 £m	As at 31 December 2007 £m
Balance sheet carrying value of investment and development property	**7,074.4**	8,622.8
Adjustment in respect of tenant incentives	**88.9**	69.3
Adjustment in respect of head leases	**(50.5)**	(57.2)
Market value of investment and development property	**7,112.8**	8,634.9

Geographical analysis:	As at 31 December 2008 £m	As at 31 December 2007 £m
United Kingdom	**6,600.7**	8,245.5
United States	**473.7**	377.3
Total	**7,074.4**	8,622.8

Included within investment and development properties is £18.5 million (31 December 2007 – £13.8 million) of interest capitalised on developments and redevelopments in progress.

The group's interests in investment and development properties were valued as at 31 December 2008 by independent external valuers in accordance with the Royal Institute of Chartered Surveyors (RICS) Valuation Standards 6th Edition, on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

The main assumptions underlying the valuations are in relation to market rent, taking into account forecast growth rates and yields based on known transactions for similar properties and likely incentives offered to tenants.

There are certain restrictions on the realisability of investment property when a credit facility is in place. In most circumstances the group can realise up to 50% without restriction providing the group continues to manage the asset. Realising an amount in excess of this would trigger a change of control and mandatory repayment of the facility.

10 Trading property

	2008 £m	2007 £m
Undeveloped sites	**29.4**	36.7
Completed properties	**3.9**	7.0
	33.3	43.7

The estimated replacement cost of trading properties based on market value amounted to £33.8 million (31 December 2007 – £46.1 million).

11 Trade and other receivables

	2008 £m	Restated 2007 £m
Amounts falling due within one year:		
Rents receivable	**16.0**	27.3
Other receivables	**37.2**	60.4
Prepayments and accrued income	**44.0**	47.2
	97.2	134.9
Amounts falling due after more than one year:		
Other receivables	**33.4**	17.9
Prepayments and accrued income	**62.2**	60.6
	95.6	78.5

Included within prepayments and accrued income are tenant lease incentives of £88.9 million (2007 – £69.3 million).

13 Borrowings

	2008					
	Carrying value £m	Secured £m	Unsecured £m	Fixed rate £m	Floating rate £m	Fair value £m
Amounts falling due within one year:						
Bank loans and overdrafts	23.3	21.4	1.9	5.4	17.9	23.3
Commercial mortgage backed securities ("CMBS") notes	34.3	34.3	–	–	34.3	24.6
CSC bonds 2009	31.5	–	31.5	31.5	–	32.2
Borrowings, excluding finance leases	89.1	55.7	33.4	36.9	52.2	80.1
Finance lease obligations	6.1	6.1	–	6.1	–	6.1
Amounts falling due within one year	95.2	61.8	33.4	43.0	52.2	86.2
Amounts falling due after more than one year:						
CMBS notes 2011	483.4	483.4	–	–	483.4	387.2
CMBS notes 2015	1,038.4	1,038.4	–	–	1,038.4	703.9
Bank loan 2011	100.0	100.0	–	–	100.0	100.0
Bank loan 2012	217.2	217.2	–	–	217.2	217.2
Bank loans 2013	737.2	737.2	–	218.0	519.2	738.3
Bank loan 2014	24.5	24.5	–	–	24.5	24.5
Bank loans 2016	827.6	827.6	–	–	827.6	827.6
Bank loan 2017	117.3	117.3	–	–	117.3	117.3
Debentures 2027	226.3	226.3	–	226.3	–	313.1
CSC bonds 2013	26.6	–	26.6	26.6	–	23.5
Other loans	140.0	–	140.0	–	140.0	140.0
3.95% convertible bonds due 2010	92.3	–	92.3	92.3	–	60.2
Borrowings excluding finance leases and MetroCentre compound financial instrument	4,030.8	3,771.9	258.9	563.2	3,467.6	3,652.8
MetroCentre compound financial instrument	120.3	–	120.3	–	120.3	120.3
Finance lease obligations	44.4	44.4	–	44.4	–	44.4
Amounts falling due after more than one year	4,195.5	3,816.3	379.2	607.6	3,587.9	3,817.5
Total borrowings	4,290.7	3,878.1	412.6	650.6	3,640.1	3,903.7
Cash and cash equivalents	(70.9)					
Net debt	4,219.8					

Net external debt (adjusted for MetroCentre compound financial instrument) at 31 December 2008 was £4,099.5 million.

The group substantially eliminates its exposure to floating rate debt.

13 Borrowings (continued)

	2007					
	Carrying value £m	Secured £m	Unsecured £m	Fixed rate £m	Floating rate £m	Fair value £m
Amounts falling due within one year:						
Bank loans and overdrafts	118.8	118.8	–	6.1	112.7	118.8
Commercial mortgage backed securities ("CMBS") notes	27.4	27.4	–	–	27.4	27.4
Borrowings, excluding finance leases	146.2	146.2	–	6.1	140.1	146.2
Finance lease obligations	6.1	6.1	–	6.1	–	6.1
Amounts falling due within one year	152.3	152.3	–	12.2	140.1	152.3
Amounts falling due after more than one year:						
CMBS notes 2011	533.7	533.7	–	–	533.7	533.7
CMBS notes 2015	1,131.4	1,131.4	–	–	1,131.4	1,131.4
Bank loan 2011	100.0	100.0	–	–	100.0	100.0
Bank loan 2012	207.9	207.9	–	–	207.9	207.9
Bank loans 2013	406.1	406.1	–	154.9	251.2	406.1
Bank loan 2014	27.4	27.4	–	–	27.4	27.4
Bank loans 2016	652.2	652.2	–	–	652.2	652.2
Bank loan 2017	117.2	117.2	–	–	117.2	117.2
Debentures 2027	226.1	226.1	–	226.1	–	342.0
CSC bonds 2009	31.4	–	31.4	31.4	–	31.5
CSC bonds 2013	26.6	–	26.6	26.6	–	26.2
Other loans	38.6	–	38.6	38.6	–	38.2
3.95% convertible bonds due 2010	111.3	–	111.3	111.3	–	152.7
Borrowings excluding finance leases and MetroCentre compound financial instrument	3,609.9	3,402.0	207.9	588.9	3,021.0	3,766.5
MetroCentre compound financial instrument	43.0	–	43.0	–	43.0	43.0
Finance lease obligations	51.1	51.1	–	51.1	–	51.1
Amounts falling due after more than one year	3,704.0	3,453.1	250.9	640.0	3,064.0	3,860.6
Total borrowings	3,856.3	3,605.4	250.9	652.2	3,204.1	4,012.9
Cash and cash equivalents	(188.4)					
Net debt	3,667.9					

Net external debt (adjusted for MetroCentre compound financial instrument) at 31 December 2007 was £3,624.9 million.

The group substantially eliminates its exposure to floating rate debt.

The market value of assets pledged as collateral against borrowings is £6,059.0 million.

The fair values of financial assets and liabilities have been established using the market value, where available. For those instruments without a market value, a discounted cash flow approach has been used. If the fair values of the group net borrowings were used the increase, after credit for tax relief, to the net diluted net assets per share (which does not require adjustment for the fair value of convertible bonds) would amount to 68p (2007 – decrease 21p) per share.

The maturity profile of gross debt (excluding finance leases) is as follows:	2008 £m	2007 £m
Wholly repayable within one year	**89.1**	146.2
Wholly repayable in more than one year but not more than two years	**191.1**	78.9
Wholly repayable in more than two years but not more than five years	**1,622.3**	1,112.1
Wholly repayable in more than five years	**2,337.7**	2,461.9
	4,240.2	3,799.1

Certain borrowing agreements contain financial and other conditions that, if contravened, could alter the repayment profile. Treasury management includes assessing future operational and capital funding requirements and assessing the optimal use of funds generated through operations or external borrowings.

13 Borrowings (continued)

The group has various undrawn committed borrowing facilities. The facilities available at 31 December in respect of which all conditions precedent had been met were as follows:

	2008 £m	2007 £m
Expiring in one to two years	170.0	–
Expiring in more than two years	50.0	540.0

These undrawn facilities are available at floating rates based on LIBOR plus applicable margin.

14 Capital commitments

At 31 December 2008, the group was contractually committed to £238.8 million (2007 – £317.0 million), of future expenditure for the purchase, construction, development and enhancement of investment property. Of the £238.8 million committed, £190.1 million is committed 2009 expenditure.

The group's share of joint venture commitments included above at 31 December 2008 was £134.0 million (2007 - £190 million).

15 Contingent liabilities

The group's joint venture with Land Securities, the St. David's Limited Partnership, currently makes annual rental payments of approximately £2.5 million per annum in respect of land to be used for car parking space. If this arrangement were to cease, the partnership would be liable to make a payment of approximately £58 million to compulsorily purchase the land, 50 per cent, which represents the group's interest in the partnership, may have to be funded by the group.

As at 31 December 2008, the Group has a contingent commitment to provide a future investment of £60.5 million into the Harvest Capital Second Fund. The conditions include a decision by the fund manager to make an investment decision. The Group has two representatives on the board of the fund manager.

There were no contingent liabilities of which the Directors were aware at 31 December 2007.

16 (Loss)/earnings per share

	2008 million	2007 million
Weighted average ordinary shares in issue	362.9	362.8
Weighted average ordinary shares held as treasury shares and by ESOP	(1.4)	(1.1)
Weighted average ordinary shares in issue for calculation of basic (loss)/earnings per share	361.5	361.7
Weighted average ordinary shares to be issued on conversion of bonds and under employee incentive arrangements	14.5	14.7
Weighted average ordinary shares in issue for calculation of diluted (loss)/earnings per share	376.0	376.4

	2008 £m	2007 £m
Loss used for calculation of basic earnings per share	(2,451.3)	(105.0)
Reduction in interest charge from conversion of bonds, net of tax	3.1	5.0
Loss used for calculation of diluted earnings per share	(2,448.2)	(100.0)
Basic loss per share (pence)	(678.1)p	(29.0)p
Diluted loss per share (pence)	(651.1)p	(26.6)p
Loss used for calculation of basic earnings per share	(2,451.3)	(105.0)
Add back deficit on revaluation and sale of investment and development property	2,057.0	279.1
Less profit on sale of subsidiary	(0.8)	–
Add back impairment of goodwill	35.0	–
Add back other finance costs	3.6	3.3
Add back/(less) change in fair value of derivative financial instruments	665.1	(27.0)
(Less)/add back deferred tax in respect of investment and development property	(22.4)	4.2
(Less)/add back deferred tax in respect of derivative financial instruments	(59.5)	15.6
(Less)/add back deferred tax on capital allowances	(3.6)	4.5
Add back REIT entry charge	3.8	3.9
Less amounts above due from minority interests	(121.8)	(48.3)
Earnings used for calculation of adjusted earnings per share	104.9	130.3
Adjusted earnings per share (pence)	29.0p	36.0p
Earnings used for calculation of adjusted earnings per share	104.9	130.3
Reduction in interest charge from conversion of bonds, net of tax	3.1	5.0
Earnings used for calculation of adjusted, diluted earnings per share	108.0	135.3
Adjusted, diluted earnings per share (pence)	28.7p	35.9p

17 Share capital and share premium

	2008 £m	2007 £m
Authorised 500,000,000 ordinary shares of 50p each	250.0	250.0

	Share capital £m	Share premium £m
Issued and fully paid		
At 31 December 2007 – 362,772,673 ordinary shares of 50p each	181.4	975.6
Shares issued	1.2	17.8
At 31 December 2008 – 365,147,798 ordinary shares of 50p each	**182.6**	**993.4**

During 2008, the company issued 2.4 million shares on the conversion of 3.95 per cent convertible bonds.

Full details of the rights and obligations attaching to the ordinary shares are contained in the company's Articles of Association. These rights include an entitlement to receive the company's report and accounts, to attend and speak at General Meetings of the Company, to appoint proxies and to exercise voting rights. Holders of ordinary shares may also receive dividends and may receive a share of the company's assets on the company's liquidation. There are no restrictions on the transfer of the ordinary shares.

At 24 April 2009, the company had an unexpired authority to repurchase shares up to a maximum of 35,857,267 shares with a nominal value of £17.9 million, and the Directors had an unexpired authority to allot up to a maximum of 90,518,168 shares with a nominal value of £45.3 million.

Included within the issued share capital as at 31 December 2008 are 364,327 ordinary shares (2007 – 570,180) held by the Trustee of the Employee Share Ownership Plan ("ESOP") which is operated by the company. The nominal value of these shares is £0.2 million (2007 – £0.3 million).

18 Treasury shares and Employee Share Ownership Plan (ESOP)

During the year the company purchased a total of 350,000 shares (0.1 per cent of issued share capital) with a nominal value of £0.2 million for an aggregate consideration of £3.0 million with a view to increasing net asset value per share. These shares are held as treasury shares.

The cost of shares in Liberty International PLC purchased in the market and held by the Trustee of the Employee Share Ownership Plan (ESOP) operated by the company is also accounted for as treasury shares.

The purpose of the ESOP is to acquire and hold shares which will be transferred to employees in the future under the group's employee incentive arrangements. Dividends of £0.2 million (2007 – £0.3 million) have been waived by agreement.

	2008 Shares million	2008 £m	2007 Shares million	2007 £m
At 1 January	1.3	(9.6)	1.1	(6.4)
Acquired in the year	0.4	(3.8)	0.8	(7.9)
Disposed of on exercise of options	(0.3)	2.6	(0.6)	4.7
At 31 December	1.4	(10.8)	1.3	(9.6)

19 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation for the group.

Significant transactions between the parent company and its subsidiaries are shown below:

Subsidiary	Nature of transaction	2008 £m	2007 £m
Liblal Holdings (Jersey) Limited	Dividend	7.1	30.5
Liberty International Holdings Limited	Dividend	9.9	42.7
Conduit Insurance Holdings Limited	Dividend	7.6	33.0
C&C Properties UK Ltd	Dividend	–	66.1
	Re-charges	1.5	–
Capital & Counties Australia (Holdings) Limited	Dividend	–	0.6
Capital & Counties Debenture PLC *	Dividend	82.0	–
Greenhaven Industrial Properties Limited	Dividend	1.0	5.0
Capital Shopping Centres PLC	Dividend	73.4	387.4
	Re-charges	4.0	4.2

* Dividend declared in 2007 was repaid

Key management* compensation	2008 £m	2007 £m
Salaries and short-term employee benefits	6.0	5.5
Pensions and other post-employment benefits	0.7	0.5
Share-based payment	0.4	2.3
Other long-term payments	0.2	0.9
Termination	1.7	–
	9.0	9.2

* Key management comprises the Directors of Liberty International and those employees who have been designed as persons discharging managerial responsibility.

20 Events after the balance sheet date

On 28 April 2009, the company announced a proposed capital raise of £620 million, before expenses, through a fully underwritten Firm Placing and a Placing and Open Offer. The proposed Capital Raise is subject to ratification at an Extraordinary General Meeting to be held on 22 May 2009.

The Firm Placing will be of 104,839,061 new ordinary shares at a price of 310p per new ordinary share. The Placing and Open Offer will be of 95,161,642 new ordinary shares at a price of 310p per new ordinary share.

The company intends to utilise the net proceeds of £592 million to reduce the Group's net indebtedness.

The pro forma balance sheet at 31 December 2008 is shown below, based on the assumption that the Capital Raise proceeds.

We commissioned our external valuers to perform property valuations at 31 March 2009 for the purpose of the Capital Raise.

The unaudited proforma statement of net assets is based on the audited consolidated balance sheet of the Group as at 31 December 2008, as adjusted to illustrate the effect of the revaluation of the Group's investment properties as at 31 March 2009 and the Capital Raise as if those events had been completed on 31 December 2008. No account is taken of any results or other activity since 31 December 2008.

20 Events after the balance sheet date (continued)

	(Audited) Consolidated net assets of the Group at 31 December 2008	(Unaudited) Property valuation 31 March 2009 (1)	(Unaudited) Proceeds of the Firm Placing and Open Offer, net of expenses	(Unaudited) Pro forma consolidated net assets at 31 December 2008
Assets				
Investments and development properties	7,074.4	(600.9)		6,473.5
Cash and cash equivalents	70.9		592.0	662.9
Trade and other payables	192.8			192.8
Investments	128.6			128.6
Other assets	64.2			64.2
Total assets	**7,530.9**	**(600.9)**	**592.0**	**7,522.0**
Liabilities				
Borrowings	4,290.7			4,290.7
Trade and other payables	426.7			426.7
Derivative financial instruments	818.5			818.5
Other liabilities	9.2			9.2
Total liabilities	**5,545.1**	**–**	**–**	**5,545.1**
Net assets	**1,985.8**	**(600.9)**	**592.0**	**1,976.9**
Minority interests	**(27.8)**	**14.6**	**–**	**(13.2)**
Equity shareholders' funds	**1,958.0**	**(586.3)**	**592.0**	**1,963.7**
NAV per share (diluted, adjusted)	745p			493p
Debt to assets	58%			54%

(1) The market value of the group's investment and development properties has been updated to reflect movements in valuation to 31 March 2009. The Directors estimate that after taking into account capital expenditure, asset sales and currency movements, the underlying like-for-like reduction in the value of investment and development properties since 31 December 2009 amounted to 8.0 per cent for CSC completed UK regional shopping centres and 8.5 per cent overall, indicating continued out performance of IPD which fell by 8.9 per cent for the equivalent period.

21 General Information

The company is a public limited company incorporated in England and Wales and domiciled in the UK. The address of its registered office is 40 Broadway, London SW1H 0BT.

The company has its primary listing on the London Stock Exchange. The company has a secondary listing on the JSE, South Africa.

Susan Folger
Company Secretary
020 7887 7073

LIBERTY
INTERNATIONAL

April 27, 2009

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Interim Management Statement for the Period from 1 January 2009 to 27 April 2009".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7887 7108.

Yours faithfully,

Ruth Pavey
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001

27 APRIL 2009

LIBERTY INTERNATIONAL PLC
INTERIM MANAGEMENT STATEMENT
FOR THE PERIOD FROM 1 JANUARY 2009 TO 27 APRIL 2009

Highlights of the period:

- Improved UK shopping centre occupancy rate despite further retailer failures in the first quarter of 2009, at some cost in terms of rental levels achieved on re-lettings, the majority of which have been short-term lettings of less than 5 years.

  – short-term lettings provide flexibility to benefit from market recovery.

- Disposals of non-core assets totalling £203 million.

- Cash and committed facilities increased from £291 million to £313 million.

  – development commitments £195 million (31 December 2008 - £238 million)

- Progress with development lettings

  – St. David's 2 Cardiff, now 57 per cent let by area, 47 per cent by income with a further 11 per cent in advanced negotiations.

- Estimated first quarter like-for-like reduction in investment property market values of 8.0 per cent for CSC's completed UK regional shopping centres and 8.5 per cent overall based on external valuations at 31 March 2009.

- Estimated impact of valuations to reduce Liberty International's net assets per share (diluted, adjusted) by approximately 147p from 745p at 31 December 2008.

Enquiries

Liberty International PLC

Patrick Burgess,	Chairman	+44 (0)20 7960 1273
David Fischel,	Chief Executive	+44 (0)20 7960 1207
Ian Durant,	Finance Director	+44 (0)20 7960 1210

Public Relations

UK: Michael Sandler,	Hudson Sandler	+44 (0)20 7796 4133
SA: Nick Williams,	College Hill Associates	+27 (0)11 447 3030

Introduction

The main 2009 objectives for Liberty International are:

- To maintain occupancy levels at our existing assets and secure development lettings in a difficult letting market where, until confidence returns to financial markets and the general UK economy, retailer failures are probable;
- To conserve cash resources and strengthen the financial position of the company in the face of possible further falls in asset values, while progressing active management and development initiatives for launch when market conditions are more suitable;
- To position the group for market recovery in due course with retail, and thereby prime retail property, likely in our view to be at the forefront of such recovery.

The group has achieved the following in the year to date:

- Improving CSC's overall occupancy rate despite further retailer failures in the first quarter of 2009, at some cost in terms of rental levels achieved on re-lettings, the majority of which have been short-term lettings of less than 5 years;
- Further disposals of non-core assets in excess of £200 million of which over £150 million has been realised in cash in the year to date;
- Increasing cash and committed facilities to £313 million at 31 March 2009 (31 December 2008 – £291 million) while expenditure in the period has reduced capital commitments on property developments from £238 million to £195 million.

In addition, an equity capital raising has been launched as set out in the separate announcement issued today.

Operations of Capital Shopping Centres (investment properties of £5.0 billion at 31 December 2008, 70 per cent of the group total)

CSC has always focussed on retail assets of the highest quality, with fourteen centres including nine of the UK's top 30 regional shopping centres. The benefit of this approach becomes most obvious in more difficult periods, with occupancy at high levels as described below and CSC's assets performing well operationally compared with retail assets of lower quality.

CSC's retailer tenant mix is diverse. The top 20 tenants account for 39 per cent of CSC's rent roll with the top 3 (Arcadia, Boots and Next) accounting for 11 per cent. National or international multiple retailers represent over 90 per cent of the rent roll.

The current winning retailer formats are value brands and trusted names with a strong complementary on-line presence. Reflecting difficult trading conditions and less amenable debt markets, retailer failures have been at abnormally high levels in each of the last two quarters, affecting 92 units in the first quarter of 2009, out of CSC's 2,028 units in aggregate, involving passing rent of £14.5 million per annum (final quarter of 2008 – 59 units, £16.1 million).

While the retail failures in 2008 and early 2009 will have a negative impact on CSC's net rental income (£281 million in 2008), CSC's focus on quality centres in strong locations has enabled the group to be successful in retaining high profile retailers entering into and emerging from the administration process who are keen to maintain their representation in CSC centres.

Key indicators of performance in the year to date are as follows:

- Estimated footfall at CSC's centres in 2009 has continued to show encouraging strength with our 12 completed centres recording an increase of over 3 per cent in the year to date.
- Headline occupancy levels at 31 March 2009 have remained high at 98.5 per cent (31 December 2008 – 98.7 per cent).

  As a result of the positive re-letting activity in the period the occupancy level, adjusted for units affected by administrations still to be re-let, has increased to 95.4 per cent at 31 March 2009 from 93.6 per cent at 31 December 2008.

  CSC has made 55 re-lettings in 2009 to date involving £4.1 million of new annual passing rent, compared with £5.4 million previously. These tenancy changes in the period included 13 long term lettings, 36 short term lettings, two lettings by our commercialisation business, CSC Enterprises, and four turnover-only transactions.

  Also included in the adjusted occupancy percentage at 31 March 2009 are 99 units under offer or where terms are agreed, of which the majority are short term lettings of less than five years.

  Short term lettings have generally been agreed below previous rental levels, but are an important part of the overall strategy to manage for occupancy maintaining attractiveness of the centres and minimising exposure to void costs, while providing flexibility for CSC to benefit from market recovery by longer-term lettings in due course.
- Rent review settlements have continued to be agreed in line with expectations. Rent reviews prior to 2008 are now mostly agreed while good progress has been made with the 15 per cent of CSC's income which was subject to review in 2008, particularly at The Mall, Cribbs Causeway
- CSC has only 2 and 3 per cent by rental income of leases expiring in 2009 and 2010 respectively. The first major round of lease expiries is at MetroCentre in 2011 which management are already addressing pro-actively.
- Excluding tenants in administration, and adjusted for payment plans granted on the grounds of proven hardship, 98 per cent of the March quarter rent, the second quarter income for 2009, was collected within 28 days of the quarter date (December 2008 quarter date – 97 per cent within 28 days). Payment plans, mostly involving monthly rental payments, represent a small percentage of overall income.

Active management and development by Capital Shopping Centres

- Notable active management initiatives are:
  - the upgrade of leisure and dining facilities in the Yellow and Blue Quadrants at MetroCentre, Gateshead. The first phase of construction is now complete and several of the restaurants are now shopfitting. The new Odeon Cinema and family entertainment centre are on programme for opening this Autumn with Phase 3, reconfiguration of the Blue Quadrant, due to complete in Autumn 2010. Lettings have continued to progress well with 74 per cent by income and 83 per cent by area now committed;
  - the third and largest stage of the redevelopment of Eldon Square, Newcastle, the St Andrew's Mall at the southern end of the Centre, which when complete will

increase the overall size of the centre to 1.3 million sq.ft. The new mall due to open in Spring 2010 is 75 per cent let or in solicitors' hands by income and 83 per cent by area.

CSC has a number of value adding active management and development opportunities within existing centres to be undertaken when market conditions are appropriate.

- CSC's largest development project, St David's, Cardiff, a joint venture with Land Securities, is on programme to open in Autumn this year. The project will extend the existing St David's centre by 967,500 sq.ft. to 1.4 million sq.ft. overall. Overall around 125 new shops and restaurants are being developed which, when added to the existing centre, will enlarge St David's into one of the UK's largest city centre retail schemes.

We are confident of the future prospects for the enlarged St David's centre with the existing centre already attracting 22 million customer visits each year.

Cardiff is expected to rise to 8th place in the UK retail rankings on completion of the St David's development which has already attracted several new retailers to Wales.

The new library was handed over to Cardiff Council on schedule in December and John Lewis is currently fitting out its 260,000 sq.ft. store. Cardiff will be its largest store outside London.

57 per cent of the area and 47 per cent of anticipated rental income is currently either exchanged or in solicitors' hands (26 February 2009 – 51 per cent and 40 per cent). The additional tenants now secured include New Look, H&M and the Disney Store. A further 11 per cent by income is in active negotiations or at heads of terms stage.

In 2008 a significant number of new shopping centres opened during the year adding over 10 million sq.ft. of retail space, generally well let. In 2009, only a small number of large retail schemes are due to open including St David's Cardiff. Following this, supply will be curtailed sharply, as the current economic environment has halted many projects in the pipeline.

However, we anticipate the letting market to continue to be challenging in 2009 as retailers approach expansion with caution.

Capital & Counties (investment properties of £2.1 billion, 30 per cent of the group total, and £129 million of investments at 31 December 2008)

Capital & Counties is principally engaged in non-shopping centre investments focussed on Central London (£1.4 billion of assets) especially the Covent Garden Estate in the heart of London's West End and Earls Court & Olympia, a sound operational business with major medium to long term development prospects from the Earls Court site.

Tenant engineering at Covent Garden has continued with five new leases signed in the period. All conditions have now been satisfied in respect of the letting of Bedford Chambers to a major global retailer. Overall occupancy has remained strong at 98 per cent excluding planned vacancies.

The underlying exhibition business at Earls Court & Olympia has continued to perform soundly with Q1 EBITDA in line with 2008 levels with some loss of income from conferences reflecting market conditions offset by cost savings. Capital & Counties has continued to make good progress with adjacent land owners in respect of longer term plans for a major integrated mixed-use development around Earls Court.

The remaining activities of Capital & Counties, including the Great Capital Partnership, the Central London joint venture with Great Portland Estates, and the international activities have continued to perform satisfactorily. The group's U.S. business successfully concluded a U.S.$14 million asset-specific financing at a fixed rate of 6.9 per cent for five years.

Property Market Conditions

According to the IPD UK monthly property index, UK property capital values, which started to decline nearly two years ago in the second half of 2007, fell by a further 8.9 per cent in the first quarter of 2009 (retail property – minus 9.6 per cent).

Based on external valuations as at 31 March 2009, as set out in the table below, the directors estimate that, after taking account of capital expenditure, asset sales and currency movements, the underlying like-for-like reduction in the market value of investment and development properties since 31 December 2008 amounted to 8.0 per cent for CSC's completed UK regional shopping centres and 8.5 per cent overall:

	Market value 31 March 2009 £m	%	Market value 31 December 2008 £m	%	Nominal equivalent yield 31 March 2009	Nominal equivalent yield 31 December 2008
UK regional shopping centres	**4,622.8**	**72%**	5,009.6	70%	**7.13%**	6.67%
Capco Covent Garden	**532.6**	**8%**	590.3	8%	**5.59%**	5.16%
Capco Earls Court	**540.4**	**8%**	568.9	8%		
Capco London GCP	**242.4**	**4%**	275.4	4%	**6.36%**	6.33%
Capco Opportunities	**43.7**	**1%**	182.7	3%	**11.43%**	8.60%
Capco USA	**452.4**	**7%**	485.9	7%		
Total investment properties	**6,434.3**	**100%**	7,112.8	100%		

The cumulative decline from peak for Liberty International's investment properties amounted to 27.2 per cent at 31 December 2008 and an estimated 33.4 per cent at 31 March 2009 outperforming the comparable IPD UK all-property monthly index declines of 35.6 per cent and 41.4 per cent respectively.

After deducting the minority interests' share of the reduction in market value, the estimated impact of the first quarter's valuation decline is to reduce Liberty International's net assets per share (diluted, adjusted) by approximately 147p from 745p at 31 December 2008.

After a period of virtual standstill, the UK direct property market has shown more activity in 2009, particularly for smaller lot sizes. We have taken advantage of this improvement in market conditions to achieve the £203 million disposals of non-core assets. Market conditions remain difficult for larger lot sizes as debt finance is not readily available.

Disposals

We have continued to make good progress with disposals of non-core properties, predominantly assets of Capital & Counties which do not form part of its Central London focus.

Disposals to date in 2009 amount to £172 million, of which £120 million has completed, £22 million has exchanged and £30 million is under offer.

In addition the group has realised £31 million from the disposal of internal and third party CMBS notes.

Financing

Cash and committed facilities at 31 March 2009 amounted to £313 million (31 December 2008 – £291 million), in excess of our property development commitments of £195 million (31 December 2008 – £238 million).

Net external debt has reduced from £4,100 million to £4,043 million at 31 March 2009. The proceeds of disposals in the period have been applied towards capital expenditure commitments and debt repayment.

The group's debt structure is predominantly non-recourse with over 90 per cent of the group's debt being asset-specific and non-recourse with limited cross-default exposure. The group has no major non-recourse debt refinancings until the Lakeside CMBS in 2011.

This structure permits the group a higher degree of financial flexibility in dealing with individual property issues than a financing structure based on a single group-wide borrowing facility.

The group's first unsecured debt repayment is a £79 million convertible bond maturing in the second half of 2010.

The group remains in compliance with all debt covenants. The group's preliminary results announcement issued on 26 February 2009 contained full details of covenants on both corporate and asset-specific non-recourse debt arrangements.

With regard to non-recourse debt structures, compliance with financial covenants is constantly monitored. Actual covenant breaches can be rectified by a number of remedies such as additional security, temporary cash deposit or partial repayment before an event of default occurs. The group has initiated discussions with non-recourse lenders where the group considers the arrangements are particularly sensitive to falls in property valuations or reduction in net rental income.

As disclosed in the preliminary results, we agreed certain important changes to the terms of our £360 million corporate bank facilities, including extending overall maturity into 2011. These changes were contingent on the group raising not less than £350 million of additional equity.

Prospects

While 2009 will undoubtedly be a further difficult year for the UK economy and property industry, Liberty International has a high quality and defensive UK regional shopping centre and retail property business, which includes 9 of the top 30 UK centres and prime Central London sites such as Covent Garden.

Relatively our properties have performed well in capital value terms since the downturn which began nearly two years ago in the second half of 2007. Tenant failures amounting to some £30 million of CSC's passing rent in the last two quarters will adversely impact underlying earnings, notwithstanding the satisfactory re-letting progress this year.

We have already taken a number of steps, including over £1 billion of asset sales since we became a UK REIT in January 2007, to improve liquidity and financial strength. Today's equity capital raising announcement is an important additional measure.

Our predominantly non-recourse and asset-specific debt structure provides considerable financial flexibility.

We are positioning the group for market recovery in due course, and believe retail, and thereby prime retail property, is likely to be at the forefront of such recovery.

27 April 2009

BACKGROUND ON LIBERTY INTERNATIONAL

LIBERTY INTERNATIONAL PLC is one of the UK's largest listed property companies and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns 100 per cent of Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and of Capital & Counties, a retail and commercial property investment and development company.

At 31 December 2008, Liberty International owned £7.1 billion of properties of which UK regional shopping centres comprised 70 per cent and retail property in aggregate 85 per cent. Adjusted, diluted shareholders' funds amounted to £2.8 billion. Assets of the group under control or joint control amounted to £9.3 billion at that date.

CAPITAL SHOPPING CENTRES has interests in 14 UK regional shopping centres amounting to 12.7 million sq.ft. in aggregate including 9 of the UK's top 30 regional shopping centres with a market value of £5.0 billion at 31 December 2008. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester Arndale. CSC has a 50 per cent share in the extension of St David's, Cardiff, which is due to complete in Autumn 2009.

CAPITAL & COUNTIES held assets of £2.1 billion at 31 December 2008, amounting to 7.4 million sq.ft. in aggregate, of which £1,434 million was invested in Central London. Capital & Counties had £590 million invested in the Covent Garden area including the historic Covent Garden Market, and a further £275 million in London's West End, primarily through the Great Capital Partnership, a joint venture with Great Portland Estates plc. Capital & Counties owns 50 per cent of the Earls Court and Olympia Group and of the Empress State building in Earls Court amounting to aggregate assets of £569 million. In addition, Capital & Counties has interests in the USA amounting to £486 million (2.6 million sq.ft.), predominantly comprising retail assets in California, including the 856,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco.

Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 17.04.2009

From: Liberty International PLC

Headline: Holding(s) in Company

RECEIVED
2009 MAY 18 A 2:

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
Registered in England No. 3685527 Registered Office: 40 Broadway London SW1H 0BT

Holding(s) in Company

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Mr Zanela Mabuza	
ii) Full name of shares holders (if different from i)	Public Investment Corporation	
iii) Date of Transaction	9 October 2008	
iv) Date issuer was notified	17 April 2009	
v) Threshold that was crossed	5% holding limit	
vi) Situation previous to the triggering transaction	Number of voting rights	% of voting rights
	N/A	N/A
vii) Resulting situation after the triggering transaction	Number of voting rights	% of voting rights
	19,624,784 (direct)	5.3505%
viii) Contact name	Mr Zanela Mabuza	
ix) Contact telephone number:	00 27 (0)12 369 3327	

Ruth Pavey
Assistant Company Secretary
020 7887 7108

17 April 2009

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Fax

RECEIVED
2009 MAY 18 A 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 30.04.2009

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

Liberty International PLC ("the Company")

DIRECTORS' AND PDMRs' SHAREHOLDINGS

Under Liberty International PLC's Share Incentive Plan ("SIP") all eligible employees, including Executive Directors and PDMRs may save up to £125 per month which is used to purchase ordinary shares (Partnership Shares) in Liberty International PLC at the end of a twelve month accumulation period. The Partnership shares are purchased at the lower of the market price of the shares at the start or at the end of the accumulation period. For every two Partnership Shares purchased, Liberty International purchases one additional ordinary share (Matching Share).

In accordance with DTR 3.1.4R, details of the Partnership Shares and Matching Shares acquired on 23 April 2009 at a price of £4.49 per share, and held in trust on behalf of Executive Directors and PDMRs in respect of the accumulation period ended 31 March 2009, are shown below.

Partnership and Matching Shares acquired on behalf of Executive Directors and PDMRs

	Partnership Shares	Matching Shares
Directors:		
David Fischel	335	168
Kay Chaldecott	335	168
Ian Hawksworth	334	167
PDMRs:		
Bill Black	335	168
Martin Ellis	334	167
Charles Forrester	267	133
Caroline Kirby	335	167
Gavin Mitchell	336	168
Trevor Pereira	334	167
Gary Yardley	334	167
Susan Folger	335	168
Hugh Ford	334	167

Susan Folger
Company Secretary
30 April 2009

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